FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 1430 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWSRELEASE

CURRENT TECHNOLOGY UPDATES  MANUFACTURING

VANCOUVER, British Columbia, November 25, 2005 -The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

On July 28, 2005 Current Technology ordered twenty TrichoGenesis units from its prime contractor and lead manufacturer, Sicom Industries Ltd. of Surrey, British Columbia.  As reported by COO Anthony Harrison, an integral part of this manufacturing run is the employment of a new gel coat manufacturing process to produce the main body of the unit.
“I am pleased to report the results of this new process have exceeded our expectations,” states COO Harrison.  “The result is a stronger and more durable component.  Importantly, the process also saves labor as the need for customized painting is totally eliminated and assembly is simplified.”

“This is an important step,” states Current Technology’s CEO Robert Kramer.  “We are anticipating a significant ramp up in demand resulting from our various initiatives in the United States, Europe/Middle East and Asia and want to make sure this new demand is fulfilled with timely and efficient manufacturing.”

On another topic, the Company has issued 2,440,000 restricted units for total proceeds of $305,000 (all funds USD).  As indicated in the Company’s regulatory filings, the $305,000 was received during the first three quarters of Fiscal Year 2005: $90,000 (Q1); $140,000 (Q2); and $75,000 (Q3).  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional share at $0.25 up to and including March 25, 2010 (1,120,000 units) and May 31, 2005 (1,320,000 units).  The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  Under such circumstances, the warrants must be exercised within 21 days.

In addition, the Company has issued 300,000 restricted units for consideration of $51,000.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional share at $0.25 up to and including September 21, 2005.  The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  Under such circumstances, the warrants must be exercised within 21 days.

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the Company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair: ElectroTrichoGenesis (ETG)

and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA
Nancy Trent/Walter Sperr
Trent & Company, Inc.
594 Broadway – Suite 901
New York, NY 10012
212-966-0024
www.trentandcompany.com

NEWSRELEASE

Current Technology Updates Joint Ventures With
Strategic Laser & MedSpa and BeautyFirst

VANCOUVER, British Columbia, November 14, 2005  The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

As reported last August, market testing and evaluation of its proprietary CTG (CosmeticTrichoGenesis) Mark 5 is underway in two BeautyFirst salons and spas located in Wichita, Kansas and Troy, Michigan. The evaluation is being conducted under the direction of Jason Olcese, President and Chief Executive Officer of Strategic Laser & MedSpa, LLC ("Strategic Laser").  Strategic Laser is developing BeautyFirst MedSpas nationwide.

Reporting on results of the evaluation, Mr. Olcese states "Our customers are starting to see results and they love it."  Olcese continues, "I would like to see a Mark 5 in every BeautyFirst location; I am looking forward to working out a plan to accomplish this with Current Technology."  BeautyFirst has over 80 locations in 23 states and is growing rapidly.

"We are gratified to have received this news from Jason Olcese, a recognized expert in the MedSpa field," states Current Technology CEO Robert Kramer. "With these results in hand, we are now in a position to start the process of negotiating the placement of over 50 CTG Mark 5s in BeautyFirst MedSpas nationwide. We anticipate completing these negotiations by the end of the year 2005."

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company痴 products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA
Nancy Trent/Walter Sperr
Trent & Company, Inc.
594 Broadway ・Suite 901
New York, NY 10012
212-966-0024
www.trentandcompany.com

NEWS RELEASE

Current Technology Reports New Initiative In France

VANCOUVER, British Columbia, November 8, 2005  --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation reports market test and evaluation of its proprietary CTG (CosmeticTrichoGenesis) Mark 5 will be conducted under the direction of internationally recognized hair stylist Mr. Alain Divert at a premier salon located in the heart of Paris, France.  Mr. Divert is President of the France and Mediterranean Region of I.C.D. (L’Association Internationale des Maitres Coiffeurs de Dames), operating under the trade name Intercoiffure Mondial.  Headquartered in Paris, Intercoiffure Mondial (http://www.intercoiffure.net ) has 2,300 members representing more than 8000 salons in 42 countries.  Members represent the highest quality in hairdressing worldwide.

“I would like to thank Mr. Laurent Batas, Managing Director of Intercoiffure Mondial, for recognizing CTG Mark 5’s potential and providing such a high profile opportunity to introduce our product to both operators and customers in the fashion capital of the world and beyond,” states Current Technology CEO Robert Kramer.  “Upon successful completion of the evaluation, we will work with Intercoiffure to place CTG Mark 5s with its members in France and other countries around the world.  We look forward to developing a long and mutually beneficial relationship with Intercoiffure Mondial.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon

Polestar Communications
1-866-858-4100

MEDIA
Nancy Trent/Walter Sperr
Trent & Company, Inc.
594 Broadway – Suite 901
New York, NY 10012
212-966-0024
www.trentandcompany.com